SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly-Held Company

CALL NOTICE

ANNUAL GENERAL MEETING

TO BE HELD ON APRIL 29, 2026

The shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to meet at an Annual General Meeting, in an exclusively digital manner, pursuant to article 5, paragraph 2, item I, and article 28, paragraphs 2 and 3, of CVM Resolution No. 81, (“CVM Resolution 81”), to be held on April 29, 2026, at 3:00 p.m., through digital platform Webex (“Digital Platform” and “Meeting”, respectively), to resolve upon the following Agenda:

1.               To examine, discuss, and vote on the Company’s Financial Statements, accompanied by the Report and Opinion of the Independent Auditors, the Opinion of the Fiscal Council, and the Report of the Statutory Compliance and Audit Committee, for the fiscal year ended December 31, 2025;

2.               To examine, discuss, and vote on the Management’s Report and the corresponding accounts of the administrators for the fiscal year ended December 31, 2025;

3.               To deliberate on the election of the effective and alternates members of the Company’s Board of Directors;

4.               To deliberate on the election of the Chair and Vice-Chair of the Company’s Board of Directors, pursuant to Article 19 of the Company’s Bylaws;

5.               To deliberate on the election of the members of the Company’s Fiscal Council and their respective alternates; and

6.               To fix the annual and global compensation for the administrators and the members of the Fiscal Council of the Company for the fiscal year ending December 31, 2026.

Camaçari/BA, March 27, 2026.

Héctor Nuñez

Chairman of the Board of Directors

General Information:

1. The Management Proposal (“Proposal”) contemplating all documentation relating to the matters on the Agenda, the remote voting ballot (“Ballot”) and the documents provided for in CVM Resolution 81 and other relevant information for the exercise of voting rights at the Meeting, were made available to the Company’s Shareholders on this date, in the manner provided for in CVM Resolution 81, and can be accessed through the websites of CVM (www.cvm.gov.br), the company (www.braskem.com.br/ri), and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

2. As permitted by the Brazilian Corporations Law and by CVM Resolution 81, the Meeting shall be held exclusively through digital means, reason why the Shareholders’ participation may only occur:

(a)	via remote voting ballot, with detailed instructions regarding the documentation required for remote voting provided in the Ballot and in the Manual for Shareholder’s Participation, which can be accessed on the websites mentioned above; and

(b)	via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 28, paragraphs 2 and 3 of CVM Resolution 81, in which case the Shareholder may: (i) simply take part in the Meeting, whether or not they have sent the Ballot; or (ii) participate and vote at the Meeting, noting that, for the Shareholders who have already sent the Ballot and wish to vote at the Meeting, all voting instructions received by Ballot will be disregarded.

3. Documents necessary to access the Digital Platform:

Shareholders that wish to participate in the Meeting must send an e-mail to braskem-ri@braskem.com, with acknowledgment of receipt, at least two (2) days in advance of the date scheduled for the Meeting, that is, by April 27, 2026, with the following documents, be they Brazilian or foreign Shareholders:

(i)	proof issued by the financial institution that is the depositary for the book-entry shares of its ownership, proving the ownership of the shares;

(ii)	if the Shareholder is (a) an individual, the Shareholder’s identity document; or (b) legal entity, instrument of incorporation, bylaws or articles of incorporation, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Office that prove the powers of representation;

(iii)	if the Shareholder is an investment fund, the fund rules with the information referred to above, pertaining to its administrator or manager, according to the representation rules foreseen in the fund’s regulation;

(iv)	additionally, in case the Shareholder (individual, legal entity or investment fund) is represented by an attorney-in-fact, (a) the respective power of attorney, granted in compliance with article 126, paragraph 1, of the Brazilian Corporations Law; and (b) identity document of the attorney; and

(v)	with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the entity with authority.

Pursuant to article 6, paragraph 3, of CVM Resolution 81, access to the Digital Platform shall be forbidden to Shareholders that do not submit the necessary participation documents within the deadline set forth herein.

The Company explains that it shall waive the sending of the physical counterparts of the Shareholders’ representation documents to the Company’s offices, as well as the authenticity certification of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above.

The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

4. We inform that the minimum percentage of voting capital required to request the adoption of the multiple-vote procedure for the election of the members of the Board of Directors is 5% (five percent).

5. Detailed information on the rules and procedures to take part at the Meeting, including guidelines on access to the Digital Platform and to the submission of the Ballot, can be found in the Manual for Shareholder Participation in the Meeting, in the Company’s Management Proposal and in other documents available on the websites of CVM (www.cvm.gov.br), the Company (www.braskem.com.br/ri) and B3 (www.b3.com.br).

* * * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.